UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANOFI PASTEUR INC. 401(k) PLAN

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

174 AVENUE DE FRANCE

Paris, France 75013

SANOFI PASTEUR INC. 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

SANOFI PASTEUR INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Pension, Administrative, and Investment Committees

Sanofi Pasteur Inc.

We have audited the accompanying statements of net assets available for benefits of Sanofi Pasteur Inc. 401(k) Plan (hereinafter the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2010 and 2009, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd
FISCHER CUNNANE & ASSOCIATES LTD
Certified Public Accountants
West Chester, Pennsylvania
June 22, 2011

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
Assets
Investments at fair value:
Allocated share of sanofi-aventis U.S. Savings Master Trust net assets, at fair value	$395,992,446	$—
Mutual funds	—	290,435,919
Common and commingled trusts	—	33,132,309
	395,992,446	323,568,228

Receivables
Income receivable	88,604	22,869
Contributions receivable — employer	846,436	430,807
Notes receivable from participants	8,783,959	7,017,445
	9,718,999	7,471,121
Total assets	405,711,445	331,039,349

Liabilities
Other liabilities	—	22,765
Accrued administrative expenses	1,418	—
Net assets available for benefits, at fair value	405,710,027	331,016,584

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(486,501)	1,608,610
Net assets available for benefits	$405,223,526	$332,625,194

See accompanying notes.

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2010	2009
Investment Activity
Contributions:
Employee	$25,639,997	$24,466,789
Employer	20,726,715	18,136,885
Investment Income:
Net investment income from Master Trust	59,447,011	—
Interest and dividends	1,442,419	4,896,411
Net appreciation (depreciation) in fair value of investments	(18,351,272)	61,709,135
Transfer from other plans	8,872,946	—
Interest on notes receivable from participants	499,731	516,601
Total additions	98,277,547	109,725,821

Deductions
Distributions	25,602,130	12,146,479
Fees and administrative expense	77,085	5,449
Total deductions	25,679,215	12,151,928

Increase in net assets available for benefits	72,598,332	97,573,893

Net assets available for benefits at beginning of year	332,625,194	235,051,301

Net assets available for benefits at end of year	$405,223,526	$332,625,194

See accompanying notes.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — Plan Description

General - The following description of Sanofi Pasteur Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.  The Plan is a defined contribution plan under which all full-time employees of Sanofi Pasteur Inc. (the “Company”) who meet certain requirements are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — Employees of the Company that have attained 18 years of age are eligible to participate in the Plan on the next entry date following his or her date of hire.

Automatic Enrollment — New participants will be automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation.  Unless otherwise directed by the participant, contributions will be invested in the Plan’s qualified default investment alternative relevant to the participant’s age and expected retirement date.  Participants can opt out of the Plan at any time.

Employee Contributions — Active participants may voluntarily defer and contribute to the Plan an amount from 1% to 30% of the participant’s pre-tax eligible compensation through payroll deductions.  Participants can withhold up to the annual IRS maximum ($16,500 for 2010).  Participants may also make voluntary non-deductible after-tax employee contributions up to 10% of their compensation for such Plan year.  The employer does not make matching contributions on these after-tax contributions.

The Plan provides that participants may make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans.

Employer Matching Contributions — Participant deferral contributions up to 6% of compensation are eligible for employer matching contributions.  The Company shall make a matching contribution in an amount equal to 100% for participants with less than 3 years of service, 125% for participants with 3 or more but less than 7 years of service, and 150% for participants with 7 years or more of service.  Employer matching contributions are made on a payroll period basis.  Participants employed on December 31, 2005 shall be credited five additional years of service only for purposes of determining the match percentage.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — Plan Description - continued

Master Trust Agreement - Effective July 1, 2010, sanofi-aventis U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Retirement Services, Inc. (the “Trustee”) entered into an amended and restated Master Trust Agreement creating the sanofi-aventis U.S. Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the other plans of the employers within the control group.  The investments included in the Master Trust are equities, mutual funds, commingled funds, and guaranteed investments contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 5).

Trustee and Recordkeeper — The T. Rowe Price Trust Company is the Plan’s trustee.  The Trustee is party to the Master Trust Agreement discussed above which governs and maintains the Plan’s commingles assets, as well as a general trust agreement for all other Plan operations.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 8).

Investment Options - Upon enrollment in the Plan a participant may direct their contributions in 1% increments to any of the available investment options under the Plan. Participants may elect to change their investment options at any time.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest are paid ratably through monthly payroll deductions.  Outstanding loan balances of delinquent loans considered to be in default are treated as distributions to the participant based upon the terms of the Plan document.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — Plan Description - continued

Vesting - For Plan years beginning on or after January 1, 2006, the term vesting percentage means the participant’s non-forfeitable interest in employer contributions credited to the participant’s account that are not designated as 401(k) contributions, plus earnings thereon.

If a participant is employed on or after January 1, 2006 and the participant’s severance date occurs before age 65 for any reason other than total disability or death, and is on or after January 1, 2006, then the participant’s vested interest in employer contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 3	0%
After 3 or more years	100%

If a participant is employed on December 31, 2005 and has a severance date on or after January 1, 2006, the participant’s vested interest in employer contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 1 year	0%
After 1 year but less than 2	20%
After 2 years but less than 3	40%
After 3 or more years	100%

Forfeitures — Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions which are to be paid to the Plan.  At December 31, 2010 and 2009, forfeited nonvested accounts totaled $289,405 and $908,265, respectively.  During 2009 forfeitures of $2,500,000 were used to offset employer contributions to the Plan.  Additionally, in June 2010 forfeitures of $600,000 were used to offset additional employer matching contributions relating to 2009.  During 2010, forfeitures of $953,947 were used to offset 2010 employer contributions to the Plan. In 2011, forfeitures of $399,173 were used to offset employer matching contributions relating to 2010.

Payment of Benefits — Under the Plan participants are entitled to a lump sum benefit payment equal to the value of the participant’s vested interest in their account balance which shall begin no later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — Plan Description - continued

(a)           The date on which the participant attains his or her normal retirement age or

(b)           The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan or

(c)           The date on which the participant terminates service (including termination, death or disability) with the employer.

Plan Expenses — Substantially all expenses of the Plan are paid by the Company.

NOTE 2 — Summary of Significant Accounting Policies

Codification - The Financial Accounting Standards Board (“FASB”) has established the FASB Accounting Standards Codification (“ASC”) as the source of authoritative guidance for generally accepted accounting principles (“GAAP”) to be recognized by the FASB.  The ASC is effective for financial statements issued for annual periods ending after September 15, 2009.  Accounting standards are referenced by the applicable FASB ASC topic code.

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.  As described in ASC 962, Plan Accounting — Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Benefit Payments - Benefits paid to participants are recorded when paid.

Reclassifications — Certain reclassifications have been made to the prior period’s financial statements in order to conform to current year’s presentation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 2 — Summary of Significant Accounting Policies - continued

Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred.  A provision for doubtful accounts has not been recorded as of December 31, 2010 or 2009.  If a participant fails to make the required loan repayments, and Plan provisions consider the loan to be a distribution, then the unpaid loan balance is paid off and a benefit payment is recorded on behalf of the participant.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Prior to July 1, 2010, the Plan’s investments in mutual funds and common and commingled trusts are stated at fair value.  Quoted market prices are used to value mutual fund investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Common and commingled trusts are valued at the net asset value of shares held by the Plan at year-end for the underlying securities.

The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the trust on July 1, 2010 (see Note 1) plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.  Quoted market prices are used to value mutual fund investments in the Master Trust.

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the Master Trust’s sponsor).  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 5).  The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.  The wrapper rebid value is $650,070 at December 31, 2010.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 2 — Summary of Significant Accounting Policies - continued

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The issuers of the Synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The Plan’s interest in the GICs within the Master Trust was approximately 13.8% at December 31, 2010.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 2 — Summary of Significant Accounting Policies - continued

During 2009 and part of 2010, the Plan was invested in the SEI Stable Asset Fund (the “Fund”).  The Fund invests in underlying assets such as fixed income securities and bond funds, and enters into benefit responsive investment contracts such as guaranteed investment contracts, separate account contracts, and wrap contracts issued by third parties.  The Fund seeks to minimize exposure to credit risk by diversification of the wrap contracts across an approved group of issuers.  Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.  For purposes of the benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value.  This investment contract provides for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

Wrap contracts accrue interest using a formula called the “crediting rate”.  The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value.  Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.  The crediting rate may be affected by many factors, including purchase and redemptions by unit-holders.  The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions.  Generally, the market value of underlying assets will tend to be higher than book value after interest rates have fallen due to higher bond prices.  Conversely, the market value of underlying assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

Certain separate account contracts in the SEI Stable Value Fund permit the Trust or the issuer to elect to terminate the contract, with the Trust having the right to elect to receive either market value or book value payable at the end of the quarter five years after the effective date of the termination. In addition, if the Trust defaults on its obligations under the separate account agreement, the issuer may terminate the agreement and the Trust will receive market value.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 2 — Summary of Significant Accounting Policies - continued

The crediting interest rates and average yields on these contracts are as follows:

	2010	2009
Stable Value Fund
Crediting interest rate	4.18%	—
Average yield earned by the plan	3.58%	—

SEI Stable Value Fund:
Crediting interest rate	.89%	1.40%
Average yield earned by the plan	1.63%	3.69%

Updates to Fair Value Measurements and Disclosures - In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06).  ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009.  The adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Update to Reporting Loans to Participants - In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 3 — Investments

The following presents investments at December 31, 2009 that represent 5% or more of the Plan’s net assets available for benefits.

2009

Fidelity Freedom Funds	$39,867,697
SEI Stable Value Fund (at contract value)	34,740,919
AF Growth of America Fund	24,014,669
Davis NY Venture Fund	21,058,875
Fidelity Contrafund K	43,023,854
Fidelity Diversified Int’l K	28,292,506
Fidelity Low Priced Stock Fund K	18,731,928
Fidelity Puritan Fund K	18,286,723
Fidelity Magellan Fund K	27,075,210

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009

Mutual Funds	$(18,351,272)	$61,709,135

NOTE 4 — Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restriction, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value.  The three levels of the fair value hierarchy under ASC 820 are described below:

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 4 — Fair Value Measurement - continued

Level 1 — Quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 — Unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value.

The following is a description of the valuation methodologies used for assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

Mutual funds - Valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based on quoted market prices.

Guaranteed investment contracts - Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit worthiness of the issuer (see Note 2 regarding the Stable Value Fund).

Separate accounts - Valued at the NAV of shares held by the Plan at year-end for the underlying publicly traded securities held in all of the Master Trust’s separate accounts. Separate accounts include the sanofi-aventis ADR Fund (“Company Stock”).

Common and commingled trusts - Valued at the NAV of shares held by the Plan at year-end for the underlying securities held in all of the Master Trust’s commingled accounts. The NAV is based on information provided by the trustees and the audited financial statements of the trusts at year-end.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 4 — Fair Value Measurement - continued

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.  We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of the fair value measurements of the Plan investments at December 31, 2009 is as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Sanofi-aventis stock fund	$9,283,546	$—	$—	$9,283,546
Domestic Equity	182,798,710	—	—	182,798,710
International Equity	30,635,973	—	—	30,635,973
Blended Funds	39,867,696	—	—	39,867,696
Fixed Income	23,082,065	—	—	23,082,065
Short-term investments	543,552	—	—	543,552
Investment in self-directed brokerage accounts	4,224,377	—	—	4,224,377
Common & Commingled Trusts	—	—	33,132,309	33,132,309

Total Investments at Fair value	$290,435,919	$—	$33,132,309	$323,568,228

The summary of changes in the fair values of the Plan’s Level 3 investments is as follows:

Common and Commingled
Trust Funds
Balance, January 1, 2009	$31,249,253
Purchases, sales, issuances and settlements, net	1,883,056
Balance, December 31, 2009	33,132,309
Purchases, sales, issuances and settlements, net	1,688,697
Conversion into Master Trust Fund	(34,821,006)
Balance at July 1, 2010	$—

NOTE 5 - Master Trust

The Plan held an individual beneficial interest in the Master Trust from July 1 to December 31, 2010.  The beneficial interest in the Master Trust is expressed in units of value.  The number of units applicable to the Plan is determined by the underlying Participant Accounts held within the Plan.  Subsequent contributions or disbursements will increase or decrease, respectively, the number of Plan units.

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 5 - Master Trust - continued

Effective July 2010, all investments held within the Plan were placed into the Master Trust as part of the consolidation of assets with the sanofi-aventis U.S. Savings Plan and sanofi-aventis Puerto Rico Savings Plan, and the amendment and restatement of the Master Trust Agreement (see Note 1).

At December 31, 2010 the Plan’s interest in the Master Trust was approximately 13.8%.

The following table presents the fair value of investments held in the Master Trust:

December 31, 2010
Investments
Common and commingled trusts
Retirement date trusts(c)	$1,854,522,917
U.S. and International equities	159,878,828
Separate accounts
U.S. and International equities	137,599,143
Company Stock	71,474,580
Mutual fund:
Fixed income securities	168,349,734
U.S. and International equities	64,626,402
Money market	2,117,596
Stable value fund(a):
Short-term investment fund(b)	33,203,702
Synthetic guaranteed investment contracts	351,350,386
Guaranteed investment contracts	27,670,752
Total assets	$2,870,794,040

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,415,410)
$2,856,378,630

(a)          This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously described in Note 2, contract value is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 5 - Master Trust - continued

(b)         This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

(c)          This category includes investments in a blend of diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

The following table presents the investment income for the Master Trust:

Year Ended December 31, 2010

Dividends	$14,757,301
Interest	14,785,954
Net appreciation in fair value of common stock and mutual funds	349,746,688
$379,289,943

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common and commingled trusts:
Retirement date trusts	$—	$1,854,522,917	$—	$1,854,522,917
U.S. and International equities	—	159,878,828	—	159,878,828
Separate accounts:
U.S. and International equities	—	137,599,143	—	137,599,143
Company Stock	—	71,474,580	—	71,474,580
Mutual funds:
Fixed income securities	168,349,734	—	—	168,349,734
U.S. and International equities	64,626,402	—	—	64,626,402
Money market	2,117,596	—	—	2,117,596
Stable value fund:
Short-term investment fund	—	33,203,702	—	33,203,702
Synthetic guaranteed investment contracts	—	351,350,386	—	351,350,386
Guaranteed investment contracts	—	—	27,670,752	27,670,752
Total assets at fair value	$235,093,732	$2,608,029,556	$27,670,752	$2,870,794,040

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SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 5 - Master Trust - continued

The table below sets forth a summary of changes in the fair value of the Master Trust level 3 assets for the year ended:

December 31, 2010
Balance at beginning of year	$13,706,592
Realized gain	$48,475
Unrealized gain relating to instruments still held at the reporting date	410,271
Purchase, sales, issuances and settlements (net)	13,551,018
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(45,604)
Balance at end of year	$27,670,752

NOTE 6 - Income Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 7 - Reconciliation of Financial Statements to From 5500

GIC’s and synthetic GIC’s are reported at fair value for Form 5500 purposes.  For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value.  Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 7 - Reconciliation of Financial Statements to From 5500 - continued

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2010
Net assets available for benefits per the financial statements	$405,223,526
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	486,501
Net assets available for benefits per Form 5500	$405,710,027

NOTE 8 — Related Party Transactions

Effective July 1, 2010, certain Plan investments within the Master Trust are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

Through the Master Trust, the Plan also invests in shares of the parent company, sanofi-aventis; therefore, these transactions qualify as party-in-interest transactions.  The above transactions are not considered prohibited transactions under the prohibited transaction rules.

Prior to July 1, 2010, Fidelity Management Trust Company was the trustee, as defined by the Plan, and certain Plan investments were shares of mutual funds managed by Fidelity Investments and, therefore, those transactions qualified as party-in-interest transactions.

NOTE 9 - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 10 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 10 - Risks and Uncertainties - continued

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows.  The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 11 — Plan Merger

Effective July 1, 2010, the Acambis Inc. 401k Plan was merged into the Plan.  The assets merged into the Plan are reflected on the statement of changes in net assets available for benefits as transfer from other qualified plans.

NOTE 12 — Subsequent Event

Plan management has evaluated all subsequent events through June 22, 2011, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SANOFI PASTEUR INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

PLAN EIN:	98-0033013
PLAN NO:	002

DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	INCLUDING MATURITY DATE
	BORROWER, LESSOR OR	RATE OF INTEREST, COLLATERAL,		CURRENT
(a)	SIMILAR PARTY (b)	PAR OR MATURITY VALUE (c)	COST (d)	VALUE (e)

*	Participant loans	Interest rates from 5.25% to 10.25%	-0-	$8,783,959

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI PASTEUR 401(k) PLAN

Date: June 22, 2011	By:	/s/ Brian P. McKenna
For the Sanofi Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Accountants